CONSENT OF QUALIFIED PERSON

I, Raynald Vincent, P.Eng.,M.G.P., consent to the public filing by Alamos Gold Inc. of the technical report titled “NI 43-101 Technical Report for the Island Gold Mine, Dubreuilville, Ontario, Canada” and dated effective July 14, 2020 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the August 31, 2020 news release of Alamos Gold Inc. (the “News Release”).

I certify that I have read the News Release filed by Alamos Gold Inc. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

DATED this 31st day of August 2020
“Original Signed”
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Raynald Vincent, P.Eng., M.G.P.